

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 28, 2010

James L. Janik
President and Chief Executive Officer
Douglas Dynamics, Inc.
7777 North 73rd Street
Milwaukee, Wisconsin 53223

> **Re: Douglas Dynamics, Inc.**
> **Amendment Nos. 4 and 5 to Registration Statement on Form S-1**
> **Filed April 20 and 22, 2010**
> **File No. 333-164590**

Dear Mr. Janik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Competitive Strengths, page 3

1.   Please expand your response to prior comment 2 to clarify how your document addresses pages 63 and 64 of the materials you provided.

Recent Developments, page 6

2.   Please quantify, if possible, the "non-cash charges" mentioned in the second paragraph.

Use of Proceeds, page 28

3.   Note 1 implies that the outstanding promissory notes given to you by former management are required to be repaid as a result of this offering, contrary to your disclosure on pages 108 and 109 that this offering "will not constitute a change of control requiring automatic repayment of the promissory notes." Please reconcile. Also, given your disclosure on those pages regarding the amounts of the promissory notes, tell us how you determined the $0.6 million figure you disclose here.

Dividend Policy, page 29

4.   Please tell us why you changed your disclosure to include the annualized amount of your quarterly dividend. Do you not intend to pay an equal portion of the annual amount each quarter?

 Competitive Strengths, page 60

5.   We note your response to prior comment 6 and revisions on page 71; however, it continues to be unclear how your disclosure in the third sentence that your competitors are "more regionally-focused" is consistent with the information cited in prior comment 7 in our letter dated April 2, 2010. It also remains unclear how the page cited in your response to prior comment 7 in your letter dated April 8, 2010 supports the "premium price" you added to your disclosure on page 61. Therefore, we reissue prior comment 6.

Snow and Ice Control Equipment, page 65

6.   Regarding your responses to prior comments 3 and 5:

- If "nearly all of the products sold under [each of your brands] are identical or practically identical to one another (with the only differences generally being cosmetic)" then please revise your disclosure, including the second paragraph under this heading, to state so clearly and directly. Otherwise, please revise to provide the disclosures requested by prior comment 5 as to the different classes of your products.

- Refer to your statement that a "Company's relatively limited portfolio of product types should [not] favor artificially creating a distinction that would be significantly less pronounced if the Company's … product offerings were more diverse." Please note that Regulation S-K Item 101(c)(1)(i) requires disclosure of information that enables investors to distinguish between companies with diverse product offerings and companies that derive revenue from product classes at the thresholds provided in that Item. We are not taking a position at this time regarding whether your snow control equipment consists of multiple product classes, and we remind you of the representations that you must include with any request to accelerate the effective date of this registration statement as noted at the end of this letter. However, it remains unclear how investors would know from your current disclosure the relative significance of your snowplow products to your business; please advise or revise your disclosure accordingly.

Structure of our Board of Directors, page 77

7.   Please expand your revisions in response to prior comment 8 to clarify how the number of independent directors you currently have satisfies the requirements of the exchange on which you intend to list your securities.

Summary Compensation Table, page 90

8.   We note your response to prior comment 7. Please expand to clarify why satisfaction of the note is not considered part of the officers' compensation given that it appears to be part of the consideration you provided for the options.

Narrative Disclosure, page 91

9.   Please expand your disclosure added in response to prior comment 10 to make clear the effect of the amendment to investors who may not be tax experts.

Principal and Selling Stockholders, page 103

10.   Please expand your response to prior comment 1 to clarify how you addressed comment 34 in our letter dated March 18, 2010. In this regard, we note your fourth column here, note 33 to your table and the last paragraph on page 114 regarding the number of shares offered by Aurora assuming the underwriters' over-allotment option is not exercised. Clarify how per note 33 and page 114, the "Aurora Entities" are offering fewer shares than the number disclosed in the table for "Aurora Capital."

11.   Given your disclosure on page 103 in response to comment 74 of our letter to you dated February 25, 2010 indicating that the selling shareholders have held the offered shares since at least 2007, it is unclear why the number of outstanding options held by the selling stockholders would decrease after the offering; we note for example footnotes (8) and (40) of the table. Please advise.

James L. Janik
Douglas Dynamics, Inc.
April 28, 2010
Page 4

12.   Please reconcile the sum of the numbers in the "Common Stock Offered" columns with your disclosure on the prospectus cover regarding the number of shares offered by the selling stockholders.

Consolidated Financial Statements

Note 1. Description of business and basis of presentation, page F-7

13.   We note that your reverse stock split will occur prior to the consummation of the offering. Please revise your filing to present pro forma earnings per share information on the face of the statements of operations and in other appropriate sections that refer to earnings per share, to give effect to the 23.75-for-one stock split of your common stock.

Item 13, page II-1

14.   Please file the information that you indicate will be provided by amendment.

Exhibits

15.   Given your disclosure on page 99, tell us the reasons for the blanks in Section 5(a) of Exhibit 10.32.

16.   Please ensure the documents you file as Exhibits 1.1 and 10.1-10.4 are complete, including all attachments. For example, we note the numerous blanks and partially completed schedules and exhibits attached to Exhibit 1.1, which do not appear to be dependent on post-effective developments. We also note that Exhibits I, J and L in Exhibits 10.1 and 10.2 are blank, Exhibits I, L and N in Exhibits 10.3 and 10.4 are blank and Exhibit J to Exhibit 10.4 is blank. Please refile those exhibits or advise.

17.   Please file all remaining exhibits, including the one that you currently identify as "to be filed by amendment."

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

James L. Janik
Douglas Dynamics, Inc.
April 28, 2010
Page 6

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Bruce D. Meyer, Esq.—Gibson, Dunn & Crutcher LLP
Ari B. Lanin, Esq.—Gibson, Dunn & Crutcher LLP